WHEELTUG PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2007
for the second quarter of Fiscal Year 2008

WHEELTUG PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 94119

PROFIT AND LOSS ACCOUNT
For the six months ended 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Expenditure		
Administration fees	140,000	--
Development Fees	95,319	--
Total Expenditures	$ 235,319	--
Loss for the period	(235,319)	--
Accumulated loss brought forward	(193,105)	--
Accumulated loss carried forward	$ (428,424)	--

WHEELTUG PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 94119

BALANCE SHEET
As at 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Current Assets		
Debtors		
Due from Parent	--	69,333
Current Liabilities		
Creditors - amounts due within one year		
Due to Parent Company	359,091	--
Total Net Current Liabilities	359,091	(69,333)
Total Net Assets / (Liabilities)	$ (359,091)	$ 69,333
Capital and Reserves Equity		
Called up Share Capital	69,333	69,333
Profit and Loss Account	(428424)	--
TOTAL SHAREHOLDERS FUNDS	$ (359,091)	69,333

END